November 1, 2017

VIA EDGAR CORRESPONDENCE

Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC  20549

Re: Response to Comments on POS AMI filing for the Wells Fargo International Government Bond Portfolio (the “Fund”), a series of Wells Fargo Master Trust (the “Registrant”)

Dear Mr. Foor:

In response to your comments to the Registrant’s POS AMI filing made on August 17, 2017 (accession no. 0001081400-17-001810), please note the following responses. Capitalized terms not defined below are intended to refer to terms as defined in the filing.

1.          Comment:       You requested that we confirm that the constituents and the weighting of such

constituents of the Fund are determined by reference to set   criteria. You noted that if discretion is

involved in determining the constituents or their weighting, that we   should disclose such fact in the

prospectus, together with the circumstances under such discretion may be used.

             Response:       We confirm that the constituents and weighting of the Index are determined by reference to set criteria. There is no discretion involved in determining either of these factors. A copy of the index methodology is available at  www.wellsfargoresearch.com\Content\Documents\Wells Fargo Intl

Govt Bond Index Methodology (8-11-17).docx.pdf

4.         Comment:       You requested that we include disclosure in the Fund’s principal investment strategy regarding the Index reconstitution process.

Response:        We will add disclosure as requested indicating that the Index reconstitutes on a quarterly basis.

5.         Comment:       You requested that if the non-US government fixed income securities in which the Fund invests includes fixed income securities issued by emerging or frontier markets governments, that we add disclosure indicating this fact.

Response:       As indicated in the principal investment strategy, the Fund invests only in non-U.S. government securities issued by issuers in developed markets.

6.         Comment:       You requested that we add disclosure regarding the weighted average maturity and/or duration of the securities included in the Index.

            Response:       We will add disclosure as requested.

7.         Comment:       You requested that we add disclosure indicating the number, or a range, of securities included in the index

            Response:       We will add disclosure as requested.

8.         Comment:       You requested that we provide disclosure regarding the geographical range of securities included in the Index, and that if any particular regions are excluded, that we so specify.

            Response:       We will add disclosure as requested.

9.         Comment:       You requested that we confirm that the Fund and/or the investment manager has adopted policies and procedures pursuant to Rule 17j-1 of the 1940 Act and Rule 204a-1 of the Adviser’s Act that addresses conflicts that arise as a result of self-indexing.

            Response:       We hereby confirm. We note that disclosure regarding such policies can be found in the SAI in the section entitled “Index Providers”.

10.       Comment:       You requested that we explain how the Fund deviating from its principal investment strategy for temporary defensive purposes would be appropriate in light of the Fund’s investment objective.

            Response:       We have concluded that the ability to deviate from the Fund’s principal investment strategy for temporary defensive purposes is not needed and will delete this language from the prospectus. We note that the Fund retains the ability to invest in cash and other short-term investments for the purpose of maintaining liquidity.

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We will incorporate the changes outlined above based on your comments in the next POS AMI filing we make for the Fund We note that these changes will be consistent with the changes made to the Wells Fargo International Government Bond Fund, a series of Wells Fargo Funds Trust, in a 485(b) filing made on October 31, 2017 (accession no. 0001081400-17-002098).

Please feel free to call me at (617) 210-3662 if you have any questions or comments with respect to this matter.

Sincerely,

Brian Montana

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC